May 22, 2009

Ms. Lyn Shenk
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

RE:	Textron Inc. Form 10-K: For the fiscal year ended January 3, 2009 Commission File No. 001-05480

Dear Ms. Shenk:

This letter is in response to your comment letter dated May 11, 2009 regarding the above filing.  For your convenience, we have repeated the staff’s comments in the body of this letter, followed by our related response.

Backlog, page 5

1.
SEC Comment: We note your disclosure that a significant number of Cessna’s customers have requested deferral of their scheduled jet delivery date.  We believe that your disclosure could be improved with the addition of a table showing when you anticipate backlog orders to be filled, to the extent estimable.  We believe that this would be meaningful to investors’ understanding of when the backlog is expected to provide revenues and cash flows.  Please consider revising accordingly.

Response: We have considered the staff’s recommendation to improve our disclosures concerning backlog.  We believe that our disclosures concerning backlog meet existing disclosure requirements and are comparable to disclosures made by companies in our peer group.  We have provided the disclosure required under Item 101(c)(1)(viii) by indicating that approximately 75% of our total backlog at January 3, 2009 represents orders that are not expected to be filled in 2009.  This provides investors with a basis for estimating what backlog-related revenues might be achieved in 2009.  In addition, we have disclosed the amount of backlog related to orders for aircraft that are still under development, along with an estimate of when we expect first customer deliveries of those aircraft as those dates become determinable.

We agree with the staff’s view that it would be meaningful to investors to understand when backlog is expected to provide revenues and cash flows; however, estimates of the timing of such conversion are very uncertain.  Backlog at Cessna represents firm orders from customers who have made deposits to purchase aircraft in the future. We work with our customers to provide estimated delivery dates, which may be adjusted based on the customer’s needs or our production schedule, but do not establish definitive delivery dates until approximately six months before expected delivery.  There is considerable uncertainty as to when backlog will convert to revenues as the conversion depends on production capacity, customer needs and credit availability; these factors may also be impacted by the economy and public perceptions of private corporate jet usage.  Therefore, while backlog is an indicator of future revenues, we cannot reasonably estimate the year each order in backlog will ultimately result in revenues and cash flows.

Management Discussion and Analysis, page 17

Consolidated Results of Operations, page 18

2.
SEC Comment: Please enhance your discussion to provide an analysis of the underlying reasons for significant factors to which changes are attributable.  For example, in your discussion of results of operations you state that revenues increased due to higher manufacturing volume due to, among other items, an increase in business jet deliveries.  However, you do not provide any qualitative analysis that explains to investors what specifically caused the increases in business jet deliveries to occur.  Refer to Item 303(a)(3) of Regulation S-K for guidance.

Response: We believe that our Results of Operations section complies with the requirements of Item 303(a)(3). In accordance with Item 303(a)(3)(iii), we have disclosed material increases in revenues and have provided “a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.” For example, on page 21 of our Form 10-K, we disclose the following: “Cessna’s revenues increased $662 million in 2008, compared with 2007, due to higher volume of $341 million, higher pricing of $252 million and a benefit from a newly acquired business of $69 million. The higher volume primarily reflects higher jet and Caravan deliveries of $481 million, partially offset by lower used aircraft sales of $98 million and lower single engine sale of $56 million.”  In this example, we have explained the portion related to price increases and volume increases. These changes were not due to the introduction/elimination of products/services.

In future filings, under the guidance provided by SEC Release No. 33-8350, we will ensure that we have identified underlying reasons for significant year-over-year changes when the reasons are material and determinable.  For example, to further enhance our disclosure of the increase in business jet deliveries, we propose the following additional disclosure:  “The increase in jet and Caravan deliveries primarily reflects increased demand for these models, largely related to expansion into international markets, and increased capacity as we have ramped up production over the past few years due to an increase in orders.  The decreases in used aircraft and single engine sales are primarily due to lower demand.”

3.	SEC Comment: Please revise to discuss and analyze cost of sales separately, rather than solely in the context of segment profit.

Response: We believe that due to the diverse nature of our many businesses, it is most meaningful to discuss our operating results at the segment profit level by business segment. In future filings, we will enhance our disclosure to include a separate caption and discussion and analysis of cost of sales within the Consolidated Results of Operations section.

4.
SEC Comment: We note that you discuss segment profit, which is determined on a basis that differs from amounts presented on your consolidated statements of operations.  Please include a complete discussion of the reconciling items that reconciles the measure to the consolidated financial statements.  Refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” prepared by Staff members of the Division of Corporation Finance, Answer 19, for guidance.

Response: We provide a reconciliation of total segment profit to income from continuing operations as provided in the Consolidated Statement of Operations within Item 6. Selected Financial Data on page 16 of our Form 10-K.  On pages 19 and 20 within Item 7, MD&A, we have provided a discussion of each of the reconciling items.  Since this reconciliation and discussion precedes the full disclosures required under FAS 131, we will include a cross reference in future annual filings to Note 20. Segment and Geographic Data to the Consolidated Financial Statements.  In addition, we will expand the discussion of interest expense and Corporate expenses and other, net as they relate to the Consolidated Statement of Operations as follows:

“Interest expense, net decreased $52 million to $432 million, compared with 2007, due to a $90 million decrease in the Finance group, partially offset a $38 million increase in the Manufacturing group.   The reduction in interest expense for the Finance group is primarily due to a decrease of $122 million related to lower interest rates, partially offset by a $32 million increase from higher average debt outstanding. Lower interest rates were primarily attributable to the decrease in market rate indices, partially offset by an increase in borrowing spreads.   Interest expense for the Manufacturing group increased $38 million to $125 million in 2008, compared with 2007, primarily due to higher borrowing costs associated with our commercial paper borrowing in 2008.  Interest expense for the Finance group is included within segment profit.

Corporate expenses and other, net represent selling and administrative costs that are not included within segment profit.  Corporate expenses and other, net decreased $86 million in 2008, compared with 2007, primarily due to lower compensation expenses, largely caused by stock depreciation.”

Contractual Obligations, page 29

5.
SEC Comment: As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use judgment to determine whether to include such estimates.  If you elect to include them, you may determine the appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, if applicable, the methodology used in your estimate.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response: In the contractual obligations table for both the Finance and Manufacturing groups, we have disclosed in the footnotes to each table that interest payments on debt and capital lease obligations are excluded.  In future filings, we will include interest payments on our borrowings as a separate line in the contractual obligations table and will include disclosure regarding the assumptions used to calculate the interest payments, where necessary.

Note 11: Shareholders’ Equity, page 72

Income per Common Share, page 72

6.
SEC Comment: In accordance with paragraph 40(c) of SFAS 128, please disclose the amount of any securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, as it is antidilutive to the period(s) presented.

Response: The number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS is approximately 1% of total basic and diluted weighted average shares for 2008.  If we hypothetically added this number of shares to diluted weighted average shares outstanding at the end of the year, the impact would reduce diluted EPS for 2008 by $0.015. Due to this immaterial impact, we chose not to disclose the amount of the shares.  In future filings, to ensure that the investor understands the impact of these securities, whether significant or not, we will disclose the following: “A weighted average of approximately 2.8 million units of restricted stock and options to purchase common stock were antidilutive to the year ended January 3, 2009, and were not included in the computation of diluted earnings per share for this period.  These securities could potentially dilute basic earnings per share in the future.”

* * * * *

In connection with our responses above, we acknowledge that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please contact me at (401) 457-2599.

Sincerely,

/s/ Richard L. Yates

Richard L. Yates
Senior Vice President, Corporate Controller and
    Acting Chief Financial Officer

cc:	Lewis B. Campbell Chairman, President and Chief Executive Officer Terrence O’Donnell Executive Vice President and General Counsel Gerard Cohen, Ernst & Young LLP Partner